As filed with the Securities and Exchange Commission on 31 October 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September and October 2003

Cable & Wireless Public Limited Company

124 Theobalds Road
London WC1X 8RX
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable & Wireless plc

By:	/s/ Kenneth Keith Claydon
Name:	Kenneth Keith Claydon
Title:	Company Secretary

Date:	29 October 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Announcement dated 30th September 2003
99.2	Announcement dated 30th September 2003 (2)
99.3	Announcement dated 30th September 2003 (3)
99.4	Announcement dated 2nd October 2003
99.5	Announcement dated 6th October 2003
99.6	Announcement dated 7th October 2003
99.7	Announcement dated 9th October 2003